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                           July 19, 2022

       Anne E. Bomar
       Senior Vice President and General Counsel
       Eastern Gas Transmission & Storage, Inc.
       6603 West Broad Street
       Richmond, VA 23230

                                                        Re: Eastern Gas
Transmission & Storage, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 7, 2022
                                                            File No. 333-266049

       Dear Ms. Bomar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Alan Bannister